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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69092

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 NW 42ND AVENUE, SUITE 604
(No. and Street)

MIAMI	FL	33126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Morrison, Brown, Argiz & Farra
(Name - if individual, state last, first, middle name)

1450 Brickell Avenue, 18th Floor	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manuel M del Canal, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Ocean Financial Services LLC, as of December 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Subscribed and sworn to before me this 28th day of February 2020

Notary Public

JANET RODRIGUEZ
Notary Public – State of Florida
Commission # GG 092235
My Comm. Expires Apr 9, 2021
Bonded through National Notary Assn.

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot
- [√] 0 Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Ocean Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ocean Financial Services, LLC (the "Company"), (A Wholly-Owned Subsidiary of OFS Holdings, LLC.) as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ocean Financial Services, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ocean Financial Services, LLC's management. Our responsibility is to express an opinion on Ocean Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ocean Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

As discussed in Note 2 to the financial statements, effective January 1, 2019, Ocean Financial Services, LLC, adopted Accounting Standards Codification 842, Leases ("ASC 842"). The adoption of ASC 842 required Ocean Financial Services, LLC to record right of use assets and the related lease obligations amounting to $145,543 and $146,734, respectively, during 2019. Our opinion is not modified with respect to this matter.

To the Board of Directors and Member
of Ocean Financial Services, LLC
Page 2

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Ocean Financial Services, LLC's financial statements. The supplemental information is the responsibility of Ocean Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Ocean Financial Services, LLC's auditor since 2013.

Miami, Florida
February 28, 2020

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$386,812
Cash with clearing broker	662
Securities owned at fair value	425,082
Deposit with clearing broker	125,000
Accounts receivable	73,404
Receivable from clearing broker	57,615
Prepaid expenses	17,318
Property and equipment, net	6,921
Right of use assets	129,536
Other assets	4,239
Total Assets	$1,226,589

LIABILITIES AND MEMBERS' EQUITY

Commission payable	$144,658
Lease liabilities	129,536
Accounts payable and accrued expenses	44,278
Payable to related parties	50,198
Total Liabilities	368,670
COMMITIMENTS AND CONTINGENCIES (NOTES 9, 10 and 11)	
Member's equity	857,919
Total Liabilities and Member's Equity	$1,226,589

The accompanying notes are an integral part of the financial statements.

NOTE 1 – OPERATIONS AND NATURE OF BUSINESS

Description of Business and Organization

Ocean Financial Services, LLC (the "Company"), a wholly-owned subsidiary of OFS Holding, LLC ("the Parent"), was formed on January 19, 2010, in the State of Florida, on December 5, 2012 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC"), and is also registered with the Securities Investors Protection Corporation.

Ocean Bank ("the Bank") is the sole member of the Parent. Ocean Bank is the largest independent, state-chartered commercial bank headquartered in Florida, with $3.9 billion in assets. Chartered in 1982, Ocean Bank operates its branch network throughout Miami-Dade and Broward counties.

In December 2017, the Parent filed Articles of Organization with the State of Florida to register Ocean Financial Advisors, LLC ("OFA"). OFA is a related party under common control of OFS Holdings, LLC. In addition, the Chief Executive Officer ("CEO") of the Company is the Manager of OFA. OFA filed and was approved as a registered Investment Advisor in the State of Florida as of November 20, 2018.

Operations and Nature of Business

The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also sells certain offshore investment products for which the Company is a distributor and receives referral fees. The Company is also authorized to buy and sell equities, corporate debt, foreign debt, U.S. Government bonds, mutual funds, variable life annuities, securities for its own account, private placements, hedge funds and structured products for its customers primarily residing in Central America, South America and the Caribbean in an agency capacity and receives commissions. The Company is also authorizes to network with Ocean Bank, an affiliated entity.

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the year ended December 31, 2019 was dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations.

In the event the Company requires additional capital, the Parent and the Bank have committed to funding the Company's operations through April 30, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practiced in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in accounting standards, or interpretation of those standards, can impact the Company's revenue recognition and expense policies and affect its estimation methods used to prepare the financial statements. Changes in income tax regulations, revenue rulings, revenue procedures and other guidance can impact tax liability and alter the timing of cash flows associated with tax deductions and payments. New guidance often dictates how changes to standards and regulations are to be presented in the Company's financial statements, as either an adjustment to beginning retained earnings for the period or as income or expense in current period earnings. In some cases, changes may be applied to previously reported disclosures.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less, or that are not held for sales in the ordinary course of business.

Cash and Cash Equivalents

The Company considers all highly liquid investment purchases with an original maturity of three months or less to be cash equivalents. The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Government and other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Revenue Recognition

The Company records commissions received from securities transactions and 12b-1 fees on a trade-date basis. In addition, fees from mutual funds, variable annuities and insurance products are accrued to recognize revenue when the Company satisfies performance obligations. (See Note 3)

Clearing Arrangements

The Company entered into a clearing agreement with COR Clearing, LLC ("Clearing Broker") on June 20, 2013 to provide executions and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the Clearing Agreement, the Company was required to maintain a deposit of $100,000 with Clearing Broker. As of June 21, 2018, the deposit requirement was increased to $125,000. In addition, terms of the agreement required the Company to maintain excess Net Capital of no less than $100,000. The $100,000 requirement was reduced to no less than $50,000 as of June 21, 2018.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend lives of respective assets are charges to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method at various rated upon the estimated useful life of the assets. The range of estimated useful lives is summarized as follows:

Office equipment	5 years
Furniture and fixtures	7 years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Fair Value Hierarchy

Financial Accounting Standards Board (FASB) ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposed as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Parent. Therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax assessments are attributable to the partners of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2016 through 2019. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Recent Accounting Pronouncements

Lease Accounting

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, lease ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classifications of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price;
- The ownership of the leased asset is transferred to the Company at the end of the lease period;
- The duration of the lease encompasses as least 75% of the useful life of the leased assets;
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statement of operations.

NOTE 3 REVENUE FROM CONTRACTS WITH CUSTOMERS

Commission Income, Principal Transactions and Mutual Fund Commissions

The Company buys and sells securities on behalf of customers, each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Distribution Fees and 12b-1 fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such believes its performance obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 4 – RECEIVABLE FROM CLEARING BROKER

As of December 31, 2019, commissions' receivable of approximately $57,615 were held at the clearing broker. In addition, the firm held $662 in cash in a firm account with the Clearing Broker.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at December 31, 2019 consisted of the following:

Furniture and fixtures	$2,087
Office Equipment	12,443
	$14,530
Less: Accumulated depreciation	(7,609)
Property & Equipment:	$6,921

Depreciation expense amounted to $2,459 for the year ended December 31, 2019.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3/% of Aggregate Indebtedness" as defined. At December 31 2019, the Company's "Net Capital" was $493,989, which exceeded requirements by $393,989 As of December 31, 2019, the Aggregate Indebtedness was $239,134, and the ratio of "Aggregate Indebtedness" to "Net Capital" was .4841 to 1.

NOTE 7 – SECURITIES OWNED AT FAIR VALUE

Securities owned at fair value at December 31, 2019 were Government Bonds amounting to $425,082.

NOTE 8 – CONCENTRATION OF RISK

The Company during the course of operations, may maintain cash balances in excess of federally insured limits.

Major Customers

For the year ended December 31, 2019, revenues from 2 customers accounted for approximately 54% of total revenue. In addition, the majority of the customers are referred by an affiliated party through a networking arrangement.

Off-Balance Sheet Risks

In the normal course of business, the Company's customers' activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contract obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In Margins transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary.

NOTE 8 – CONCENTRATION OF RISK (CONTINUED)

Approximately 55% of total revenue is from the sale of offshore investment products, for which the Company is a distributor. Commissions are earned upon purchase of the investment by the customer and generally received within 30 days from the date of purchase by the product provider. Terms of the distribution agreements allow for the cancellation of the investment by the customer. If the investment is cancelled in part or in whole by the customer within one year of purchase, the distribution Company may chargeback as much as 50% of the commission. In such event, the charge back amount is deducted from the commissions on future revenues. Management has considered these conditions. Based on management's assessment and lack of historical cancellations, the Company provides no allowance for chargebacks on commissions earned.

NOTE 9 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2019, the Company owed $18,726 to OFA, which is reflected as due to related parties in the accompanying statement of financial condition.

Expense Sharing Agreement

The Company entered into an expense sharing agreement with the Bank in December 2012, and the agreement was amended on April 1, 2019. Under the terms of the agreement, the Bank agreed to provide payroll services. For the year ended December 31, 2019, the Company incurred approximately $387,850 of expense which is reflected as a component of compensation and benefits expense in the accompanying statement of operations. The Company owed $31,472 to the Bank, which is reflected as due to related parties in the accompanying statement of financial condition as of December 31, 2019.

NOTE 9 – RELATED PARTY TRANSACTIONS CONTINUED

Lease Agreement

The Company entered into lease agreements with the Bank for office space in December 2014, and the agreement was amended October 13, 2017. (see Note 11). Under terms of the amendment, the lease fees now includes janitorial services, internet, cable TV, non-project information technology services, administrative support as needed, use of furniture, and general unbranded office supplies, and general cleaning services at no additional fee. Both leases are for a five-year period and include a one-year option. In September 2017, Hurricane Irma caused damage to office space on Brickell Avenue. The landlord, Ocean Bank, began a renovation project to repair and update the offices. Effective October 1, 2017 the Bank suspended all lease payments for the space until it could be re-occupied. The office space was reoccupied June 1, 2019. The leases were amended November 14, 2019 to extend the lease for a five-year period and include a one-year option. For the year ended December 31, 2019, the Company incurred $17,405 of rent expense and $2,245 of utility expense relating to the lease agreements, which is reflected as a component of occupancy and equipment expense in the accompanying statement of operations for the year ended December 31, 2019.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved from time to time in litigation or claims arising in the ordinary course of its business. The Company has determined that there is no litigation reserve required as of December 31, 2019

NOTE 11– LEASES

In December 2014, the Company entered into two lease agreements with the Bank. The Company amended the terms of the lease on October 13, 2017 and November 14th, 2019 (See Note 9).

Operating lease assets and liabilities as of December 31, 2019 are as follows:

Operating lease ROU assets: $129,536
Operating lease liabilities: $129,536

The operating lease cost was approximately $17,405 for the year ended December 31, 2019.

Upon adoption on January 1, 2019, the Company recorded a ROU asset of $145,543 and an operating lease liability of $146,734 assuming a discount rate of the Daily Treasury Yield Curve Rate of 2.49%, which is the Company's estimated incremental borrowing rate.

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2019 is as follows:

Weighted-average remaining lease term in years: 6
Weighted-average discount rate: 2.49%

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Ocean Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Ocean Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ocean Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Ocean Financial Services, LLC stated that Ocean Financial Services, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2019 without exception. Ocean Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ocean Financial Services LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2020